18008883

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53457

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing

NOV 29 2018

Washington, DC

NAME OF BROKER-DEALER: Crescent Securities Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N Central Expy Ste 750
(No. and Street)

Dallas	TX	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nick Duren 972-490-0150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N Central Expy Ste 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

DM

RMS

OATH OR AFFIRMATION

I, Travis Nick Duren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crescent Securities Group Inc, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

DEBORAH G. MEANS
Notary Public, State of Texas
Comm. Expires 02-14-2022
Notary ID 8102974

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESCENT SECURITIES GROUP, INC.

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
Crescent Securities Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crescent Securities Group, Inc. (the "Company") as of September 30, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 28, 2018

We have served as the Company's auditor since 2016.

CRESCENT SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2018

ASSETS

Cash and cash equivalents	$	345,396
Receivable from broker-dealers and clearing organizations		102,172
Other receivables		13,012
Loans to officers		55,763
Total Assets	$	516,343

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable and accounts payable	$	371,738
Total Liabilities		371,738
Stockholder's equity:		
Common stock, 100,000 shares authorized with no par value, 1,000 shares issued and outstanding		55,000
Retained earnings		89,605
Total stockholder's equity		144,605
Total Liabilities and Stockholder's Equity	$	516,343

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Operations
For the Year Ended September 30, 2018

Revenues:		
Securities commissions	$	6,048,493
Sale of investment company shares		128,715
Other income		219,674
Total Revenues		6,396,882
Expenses:		
Employee compensation and benefits		188,125
Commissions and clearance paid to all other brokers		5,576,156
Communication		28,923
Occupancy and equipment costs		33,601
Regulatory fees and expenses		64,272
Interest expense		196,630
Management fees		310,138
Other expenses		90,231
Total Expenses		6,488,076
Net loss before income taxes		(91,194)
Provision for federal income taxes		--
Net loss	$	(91,194)

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2018

	Common Stock	Retained Earnings	Total
Balances at September 30, 2017	$ 55,000	$ 180,799	$ 235,799
Net loss	--	(91,194)	(91,194)
Balances at September 30, 2018	$ 55,000	$ 89,605	$ 144,605

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended September 30, 2018

Cash flows from operating activities:		
Net loss	$	(91,194)
Adjustments to reconcile net income (loss) to net cash Provided (used) by operating activities:		
Change in assets and liabilities:		
Decrease in receivable from broker-dealers and clearing organizations		498,541
Decrease in other receivables		1,738
Decrease in commissions payable and accounts payable		(47,702)
Decrease in accounts payable to broker dealers		(159,044)
Net cash provided (used) by operating activities		202,339
Cash flows from investing activities:		
Net cash provided (used) by investing activities		-0-
Cash flows from financing activities:		
Net cash provided (used) by financing activities		-0-
Net increase in cash and cash equivalents		202,339
Cash and cash equivalents at beginning of year		143,057
Cash and cash equivalents at end of year	$	345,396
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	196,630
Income Taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Notes to Financial Statements
September 30, 2018

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Crescent Securities Group, Inc. (the "Company") is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Duren/McNairy Holdings, Inc. (the "Parent").

The majority of the Company's customers are located in Texas.

The Company earns a significant amount of commissions from the sale of government backed Collateralized Mortgage Obligations. The Company incurs finance charges related to the extended settlement of these transactions.

Securities

Securities are carried at fair value based upon quoted prices in active markets, or observable inputs other than quoted prices. Securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following the accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts,. Any receivables deemed uncollectible are written off against the allowance.

Revenue Recognition

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accounts of the Company are maintained on the accrual basis of accounting.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2018, the Company had net capital of approximately $75,653 and net capital requirements of $24,783. The Company's ratio of aggregate indebtedness to net capital was 4.91 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker to carries the customer accounts.

Note 4 – Income Taxes

The Company is a member of a group that files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

At September 30, 2018, the Company had net operating losses of approximately $91,194 which have been carried forward to offset against future taxable income. The net operating loss carryforwards will expire at various dates in the year ending September 30, 2035.

The tax benefit from the net operating loss carryforwards of $153,124 have not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The following reflects the changes in the tax benefit:

	Deferred Tax Asset September 30, 2017	Current Period Changes	Deferred Tax Asset September 30, 2018
Federal	$ 21,056	$ 19,151	$ 40,207
Valuation allowance	$ (21,056)	$ (19,151)	$ (40,207)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act). The Tax Act incorporates broad and complex changes to the U.S. tax code. The main provision of the Tax Act that is applicable to the Company is the reduction of a maximum federal tax rate of 35% to a flat tax rate of 21%, effective January 1, 2018. The Company has incorporated the change in federal tax rates in its annual tax provision.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company does not have any entity level uncertain tax positions in connection with these financial statements.

Note 5 – Related Party Consulting Agreements

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended September 30, 2018 totaled $520,827 and are reflected in communication, occupancy and equipment costs, employee compensation and management fees.

Note 6 – Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 – Concentration Risk

During the year, the Company had cash balances in excess of federally insured limits.

Note 8 – Clearing Deposit

At September 30, 2018, approximately $100,397 of clearing deposit funds were held by the clearing broker-dealer.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended September 30, 2018

Schedule I

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of September 30, 2018

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$	144,605
Add:			
Other deductions or allowable credits			-0-
Total capital and allowable subordinated liabilities			144,605
Deductions and/or charges:			
Non-allowable assets:			
Receivables from broker-dealer	$ 177		
Other receivables	13,012		
Loans to officers	55,763		68,952
Net capital before haircuts on securities positions			75,653
Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1 (f)):			-0-
Net capital		$	75,653

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Commissions payable and accrued liabilities	$	371,738
Total aggregate indebtedness	$	371,738

Schedule I (continued)

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of September 30, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total Aggregate indebtedness)	$ 24,783
Minimum dollar net capital requirement of Reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two Minimum requirement amounts	$ 24,783
Net capital in excess of minimum required	$ 50,870
Excess net capital at 1000%	$ 38,479
Ratio: Aggregate indebtedness to net capital	4.91 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

For the Year Ended September 30, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Crescent Securities Group, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Crescent Securities Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crescent Securities Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Crescent Securities Group, Inc. stated that Crescent Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Crescent Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crescent Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 28, 2018

CRESCENT
Securities Group, Inc.

November 5, 2018

Crescent Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Crescent Securities Group, Inc.

I, Nick Duren, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ____________________
President
November 5, 2018

8750 N. Central Expressway · Suite 750 · Dallas, Texas 75231
tel. 972.490.0150 · 800.880.5567 · fax 972.233.8014 · www.crescentsecurities.com
Member FINRA/SIPC

Report of Independent Registered Public Accounting Firm

On Applying Agreed-Upon Procedures

For the Year Ended September 30, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and Board of Directors
Crescent Securities Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Crescent Securities Group, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
November 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **9/30/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

53457 FINRA SEP
CRESCENT SECURITIES GROUP INC
8750 N CENTRAL EXPY STE 750
DALLAS TX 75231-6421

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donald Sterling 214-226-7507

2. A. General Assessment (item 2e from page 2) $ 7,055

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,605)

4/30/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,450

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,450

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Crescent Securities Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28 day of November, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2017 and ending 9/30/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,396,882
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	128,715
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,358,933
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	9,169
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 196,630	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,799	
Enter the greater of line (i) or (ii)	196,630
Total deductions	1,693,447
2d. SIPC Net Operating Revenues	$ 4,703,435
2e. General Assessment @ .0015	$ 7,055
	(to page 1, line 2.A.)